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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-8A

                         NOTIFICATION OF REGISTRATION
                     FILED PURSUANT TO SECTION 8(A) OF THE
                        INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Gateway Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

     399 Boylston Street
     Boston, MA 02116

Telephone Number (including area code): (617)449-2810

Name and address of agent for service of process:

     Coleen Downs Dinneen, Esq.
     IXIS Asset Management Distributors, L.P.
     399 Boylston Street
     Boston, MA 02116

Check Appropriate Blank:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

  Yes [X]  No [ ]

A copy of the Agreement and Declaration of Trust of Gateway Trust (the "Trust"), together with all amendments thereto, is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trust by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees of the Trust or shareholders of any series of the Trust individually but are binding only upon the assets and property of the Trust or the respective series.

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Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this Notification of Registration to be duly signed on its behalf of the City of Boston and Commonwealth of Massachusetts on the 20th day of July, 2007.


                                  Signature:

[SEAL]                            GATEWAY TRUST

                                  By:    /s/ Michael C. Kardok
                                         -----------------------------
                                  Name:  Michael C. Kardok
                                  Title: Treasurer

Attest:

By:    /s/ Coleen Downs Dinneen
       -------------------------
Name:  Coleen Downs Dinneen
Title: Secretary